VIA EDGAR AND COURIER

June 3rd, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverage, Apparel, and Mining

RE:	Silvercorp Metals Inc.
Form 40-F for the Fiscal Year Ended March 31, 2012
Filed June 29, 2012
Comment Letter dated May 1st , 2013
File No. 001-34184

Dear Ms. Jenkins:

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comments dated May 1, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2012, which was filed on June 29, 2012 (the “Form 40-F”).

The text of the Comment Letter has been reproduced in this letter with each respective response. For your convenience we have italicized each comment.

Form 40-F

 Exhibit 99.1

Item 5 Mineral Properties, page 27

1.

We note your response to our prior comment 2. Please explain to us if you are able to deplete your disclosed reserves by your fourth quarter production to correspond to your fiscal year end, or, provide additional disclosure such that readers are able to make this determination.

Response: We acknowledge your comments and we will provide an additional disclosure in our Annual Report on Form 40-F for the year ended March 31, 2013 (the “2013 Annual Report on Form 40-F”) that discloses reserves after depletion based on our fourth quarter production. For example, we will provide an additional table that reconciles the December 31 reserve balance (per NI 43-101 report) less fourth quarter production to equal a calculated reserve balance as at March 31.

2.

We note your response to our prior comment 6. Additionally we note that you include materials identified as currently inaccessible or non-viable in your mineral resource tabulation. Our understanding of a mineral resource as defined under Canadian National Instrument 43-101 is that mineral resources must have a reasonable likelihood of economic extraction. Please explain how this portion of your mineral resource has a reasonable likelihood of economic extraction.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchanage Commission
June 3rd, 2013

Response: The Mineral Resources that are described as currently inaccessible or non-viable in the Mineral Resource tabulation have been excluded from conversion to Mineral Reserves because they have not yet been considered as part of a mine plan, and/or have insufficient total metal value to carry both operating and development access costs associated with their extraction. However, their location and grade/thickness are such that the Qualified Person deems them to have reasonable prospects for ultimate economic extraction, and that it would be premature at this stage to exclude them from future consideration for extraction.

Form 6-K filed May 23, 2012 Exhibit 99.2

Management’s Discussion and Analysis

 4. Fiscal Year 2012 Operating Performance

(vi) 3.

Cash and Total Cost per Ounce of Silver (Gold for the BYP mine), page 4

We have read your response to our prior comment 9. We note you present the non-IFRS measures of total production cost per ounce of silver of $(3.25) and cash cost per ounce of Silver of $(5.13), both computed by deducting by-product lead, zinc and gold sales (the “non-IFRS measures”). In calculating these non-IFRS measures, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. In this regard, your presentation suggests you incurred no mining costs for silver, which in actuality is not the case. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs; however, you should consider describing that in a manner so as to avoid presenting the non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without presenting the non-IFRS measures. Please amend your Form 40-F as appropriate.

Response: We acknowledge your comments and would like to respectfully clarify with the Staff our disclosure of production cost.

Our production costs are fully disclosed in our Management’s Discussion and Analysis (“MD&A”) as non-IFRS measures. Other than “Cash and Total Cost per Ounce of Silver”, we have also disclosed the following production costs on page 6 of our March 31, 2012 MD&A:

  Cash and non-cash mining cost per tonne of ore mined;

  Cash and non-cash milling cost per tonne of ore milled;

  Unit shipping costs per tonne of ore;

  Average production cost per ounce of silver;

  Average production cost per ounce of gold;

  Average production cost per pound of lead;

  Average production cost per pound of zinc;

A replication of the section where these disclosures are found is provided for your convenience:

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchanage Commission
June 3rd, 2013

Fiscal 2012	Year ended March 31, 2012
	Henan Luoning			Henan Songxian
	YING	HPG&LM	TLP	XBG	XHP	BYP	Total

Mining cost per tonne of ore mined ($)	69.50	75.81	55.82	-	68.75	38.00	61.51
Cash mining cost per tonne of ore mined ($)	50.52	63.77	48.62	-	48.81	16.79	47.40
Non cash mining cost per tonne of ore mined ($)	18.98	12.04	7.20	-	19.95	21.21	14.11

Unit shipping costs($)	3.94	3.54	3.74	-	3.92	-	3.34

Milling cost per tonne of ore milled ($)	15.84	16.19	15.90	22.92	-	14.33	15.85
Cash milling cost per tonne of ore milled ($)	14.01	14.44	14.15	20.11	-	13.85	14.19
Non cash milling cost per tonne of ore milled ($)	1.83	1.75	1.75	2.81	-	0.48	1.66

Average Production Cost
Silver ($ per ounce)	4.80	9.79	13.00	6.17	-		7.14
Gold ($ per ounce)	197	416	-	377	-	854	323
Lead ($ per pound)	0.15	0.30	0.40	0.22	-		0.22
Zinc ($ per pound)	0.11	0.21	0.38	-	-		0.17

We respectfully submit that our disclosure of actual production costs has been proper and not materially distorted. Each of the non-IFRS measures provided are widely used in the precious metal sector as a tool for investors to measure and better understand the underlying cost structure of the Company.

The disclosure of “cash and non-cash mining costs per tonne,” “cash and non-cash milling costs per tonne,” and “unit shipping costs per tonne,” represents the Company’s total production cost per tonne of ore. This information allows the investors to understand the total cost of producing a tonne of ore.

The disclosure of “average production cost per quantity of metal” provides the underlying cost producing each quantity of metal.

The disclosure of “cash and total cost per ounce of silver” is only a supplemental disclosure to our actual production costs. This information represents the underlying cash cost of operations and the impact of non-silver revenues on the Company’s cost structure. We believe that the continued presentation of this non-IFRS measure will improve investors’ understanding of our financial statements by providing consistency and comparability.

For added clarity of our presented production costs, we will include a “non-IFRS measures” section to provide reconciliations of the aforementioned non-IFRS measures, in future filings, beginning with our 2013 Annual Report on Form 40-F: (1) Reconciliation of production costs (per tonne) to cost of sales:

(1)	Reconciliation of production costs (per tonne) to cost of sales:

Year ended March 31, 2013	Total costs ('000 US$)	Tonnage of ore[1] (tonne)	Per tonne costs (USD/tonne)

Cash mining costs	XX	XXX	$XX
Non-cash mining costs	XX	XXX	XX
Shipping costs	XX	XXX	XX
Cash milling costs	XX	XXX	XX
Non-cash milling costs	XX	XXX	XX
Total	$XX		$XX
Add: stockpile and concentrate inventory - Beginning	XX
Less: stockpile and concentrate inventory - Ending	XX
Adjustment for foreign exchange movement	XX
Cost of sales	$XX

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
June 3rd, 2013

(2)	Reconciliation of average production cost per unit of metal to cost of sales:

Average Production Cost		Year ended March 31, 2013			(in 000's)
Direct mining and milling cost					$XX
Depreciation, amortization and depletion					XX
Inventory impairment					XX
Cost of sales					XX
	Silver	Gold	Lead	Zinc	Total
Metals revenue	$XX	$XX	$XX	$XX	$XX
Ratio of metals sold	%	%	%	%	%
Cost of sales allocated to metals	$XX	$XX	$XX	$XX	$XX
Metals produced[1]	XX	XX	XX	XX
Average production cost ($/unit)	$XX	$XX	$XX	$XX

(3)	Reconciliation of total production cost and cash cost per ounce of silver (by-product included) to cost of sales:

Year ended March 31, 2013
Ying Mining
	District	X Mines	Total
Cost of sales	$XX	$XX	$XX
By-product lead, zinc, and gold sales	XX	XX	XX
Total adjusted cost of sales	XX	XX	XX
Divided by thousands of silver ounces sold	XX	XX	XX
Total production cost per ounce of silver	$XX	$XX	$XX

Total adjusted cost of sales	$XX	$XX	$XX
Amortization and depletion	XX	XX	XX
Total adjusted cash cost	XX	XX	XX
Divided by thousands of silver ounces sold	XX	XX	XX
Total cash cost per ounce of silver	$XX	$XX	$XX

4.	We note your response to our prior comment 11. Considering production data, moisture content, and other factors please supplementally provide a detailed reconciliation of the fiscal year ended March 31, 2011 production numbers disclosed in your MD&A to the revised chart provided in your response. Please provide for each mine or group of mines to correspond to your MD&A.

 Response: The reconciliation between production numbers disclosed in our MD&A for the fiscal year ended March 31, 2011 to the Table 16.11 on the amended NI 43-101 is shown in Table 16 below. The reconciliations include:

A.	Conversion of fiscal year numbers to calendar year numbers. We started with production numbers for the 12-months ended March 31, 2011. From those numbers, we subtracted production numbers for the 9-months ended December 31, 2010 and added production numbers for the 9-months ended December 31, 2011 to obtain production numbers for the 12-months ended December 31, 2011.

B.	Moisture adjustment. We deducted moisture by 2% to 3%.

C.	Grouping adjustment. In our MD&A, the HPG and LM mines were grouped as HPG&LM. The Ying mine consisted of part of SGX, and the TLP mine included part of SGX, HZG and TLP.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
June 3rd, 2013

Reconciliation of MD&A Production Numbers to NI 43-101
MD&A Data					Reconciliation			Adjusted MD&A Data	Revised NI 43-101 Data
MD&A Grouping		Unit	12 Months Ended Mar. 31, 2011	Fiscal to Calendar Year Adjustment (A)		Moisture Adjustment (B)	Grouping Adjustment (C)		12 Months Ended Dec. 31, 2011	NI 43-101 Grouping
				Less: 9 Months Ended Dec. 31, 2010	Add: 9 Months Ended Dec. 31, 2011
Ying	Tonnage	t	317,477	253,589	230,694	-8,423	121,953	408,112	408,112	SGX
	Grade	Ag (g/t)	470	477	449			367.5	367.5
		Pb (%)	8.1	8.1	8.4			6.7	6.7
		Zn (%)	2.8	2.8	2.3			2.2	2.2
	Tonnage	t					45,788	45,788	45,788	HZG
	Grade	Ag (g/t)						216.0	216.0
		Pb (%)						0.9	0.9
		Zn (%)						0.0	0.0
TLP	Tonnage	t	204,780	153,917	225,833	-8,409	-167,741	100,546	100,546	TLP
	Grade	Ag (g/t)	122	135.1	147			106.0	106.0

		Pb (%)	2.5	2.1	2.5			2.9	2.9
		Zn (%)	0.8	1.8	0.7			0.0	0.0
HPG&LM	Tonnage	t	74,478	53,764	73,958	-2,209	-49,871	42,592	42,592	HPG
	Grade	Ag (g/t)	185	229.3	228			112.6	112.6
		Pb (%)	4.1	1.8	3.6			5.8	5.8
		Zn (%)	0.6	0.6	0.5			1.0	1.0
	Tonnage	t					49,871	49,871	49,871	LM
	Grade	Ag (g/t)						313.0	313.0
		Pb (%)						2.0	2.0
		Zn (%)						0.0	0.0
Total Ying Mining District	Tonnage	t	596,735	461,270	530,485	-19,041	0	646,909	646,909	Total Ying Mining District
		Ag (g/t)	316.0	322.8	289.6			295.0	295.0
	Grade	Pb (%)	5.7	5.8	5.2			5.3	5.3
		Zn (%)	1.9	1.9	1.4			1.5	1.5

Exhibit 99.3 Financial Statements

Notes to Financial Statements

1.  Significant Accounting Policies

(f)	Revenue Recognition, page 8
5.

We note your response to our prior comment 14. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please disclose in future filings, including any amendment to this Form 40-F, how you account for and classify the income from the non-silver sales. Your disclosure should include how you account for these products (i.e. by-product accounting or co- product accounting etc.).

Response: The revenues from the non-silver sales are included in “Sales” in the Consolidated Statement of Income in the consolidated financial statements. For added clarity of consolidated financial statements, we propose the following revenue recognition policy:

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
 United States Securities and Exchange Commission
June 3rd, 2013

“Sales of all metals products, which are contained in direct smelting ore or concentrates, are recognized as revenue. Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions for revenue are satisfied when the title passes to the customer. The passing of title to the customer is based on the terms of the sales contract, which is generally upon shipment of the products. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.”

k) Mineral Rights and Properties, page 9

6.

We note your response to our prior comment 15. It appears to us that obtaining a mining permit does not sufficiently meet the requirement that you have demonstrated technical feasibility and commercial viability. Please revise your accounting policy in your amended Form 40-F or show us how you determined that have demonstrated technical feasibility and commercial viability prior to obtaining a mining permit and how your accounting policy is appropriate.

Response: The Company acknowledges your comment and respectfully wishes to clarify our accounting policy choice under IFRS.

Under IFRS, the requirement of a feasibility study and the designation of proven and probable reserves are not required for the capitalization of exploration and development costs. Exploration and evaluation costs are allowed to be capitalized under IFRS 6, Exploration for and evaluation of mineral resources. As such, our accounting policy to capitalize exploration and evaluation costs prior to demonstrable technical feasibility and commercial viability is in accordance to IFRS 6.

Assets in the development stage are no longer assessed in accordance with IFRS 6, but are assessed under the guidance of IAS 16, Property, plant and equipment. Development stage is achieved when a positive economic analysis of the mineral deposit is completed, which in our view, is either by establishing proven and probable reserves or obtaining a mining permit (and the completion of the related Resource Utilization Plan (“RUP”) as described in our original response dated April 10, 2013). Subsequent development costs are capitalized if it is probable that future economic benefits will flow to the Company. Please note that there is no impact on the classification of the asset upon entering the development stage, except in the case of assessing for impairment, where exploration and evaluation assets are assessed under IFRS 6 and development stage assets are assessed under IAS 16.

Therefore, under our accounting policy in accordance to IFRS, the capitalization of costs begins at the exploration and evaluation stage, and continues into the development stage under the assessment of IFRS 6 and IAS 16, respectively.

To clarify the wording of our accounting policy regarding the capitalization of mineral rights and properties, we propose as follows, in future filings, beginning with our 2013 Annual Report on Form 40-F:

“The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
June 3rd, 2013

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Subsequent development costs incurred prior to the commercial production stage are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

When a property has achieved operational results that are expected to remain at a sustainable operational level over a period of time, it enters the commercial production stage. Quantitative and qualitative factors indicating the achievement of commercial production stage include, but are not limited to, the following:

  A significant portion of planned capacity, production levels, grades and recovery rate are achieved at a sustainable level;

  completion of major mine and plant components;

  significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations; and

  management’s intended operating results are being achieved consistently for a period of time.

Production costs incurred during commercial production stage are no longer capitalized and are included in property operating costs. Development costs incurred during commercial production stage that provides access to reserve and resources that will be produced in future periods that would not have otherwise been accessible are capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.”

28. Transition to IFRS, page 39

7.

We note your response to our prior comment 28 did not fully address the mandatory exceptions applied upon the adoption of IFRS. Please specifically address how you applied the mandatory exception as outlined in paragraph 14 of IFRS 1 in your amended Form 40-F.

Response: The following mandatory exceptions were applicable to the Company’s transition to IFRS: Estimates - IFRS 1 paragraph 14 requires that “An entity's estimates in accordance with IFRSs at the date of transition to IFRSs shall be consistent with estimates made for the same date in accordance with previous GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.”

On adoption of IFRS, the Company reviewed its significant estimates that were made under Canadian GAAP. The Company did not identify any instances where the original estimates were in error or would have been materially different under IFRS in the absence of the exception. The significant estimates made under Canadian GAAP related to the following classes of items:

  Mineral rights and properties, plant and equipment, and construction in progress;

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
June 3rd, 2013

  Deferred income tax provision;

  Provision for reclamation and closure;

  Share based compensation; and

  Accounting for derivative instruments.

The estimates applied to the above noted items were based on information and conditions that existed as of April 1, 2010, the IFRS transition date. As the application of changes in estimates is prospective, the absence of the mandatory exception would have had no impact on the Company’s consolidated financial statements for the years ended March 31, 2012 or 2011 other than in instances where the application of a different accounting policy under IFRS requires new estimates that had not previously been required. The effect of these new estimates including certain calculations required in the determination of share-based payments, and decommissioning and site restoration provisions has been disclosed as part of the quantitative reconciliation of the effects of adoption of IFRS in note 28 to the consolidated financial statements for the year ended March 31, 2012.

We confirm that the Company’s estimates under IFRS at the date of transition to IFRS were consistent with estimates made for the same date under the previous Canadian GAAP. The Company did not identify any instances where the original estimates were in error. Hindsight was not used to create or revise estimates.

Closing Comments

In connection with our responses in this letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  your comments or changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that the Division of Enforcement has access to all information we provide to you in your review of our filing or in response to our comments on our filing.

If you have any questions or concerns, please feel free to contact us by telephone at 604-669-9397.

Sincerely,

/s/ Rui Feng
Dr. Rui Feng
Chairman and Chief Executive Officer

cc: AMC Mining Consultants (Canada) Ltd
cc: Latham & Watkins LLP
cc: Deloitte LLP
cc: Ernst & Young LLP